SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of June, 2002

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                   Form 20-F    X            FORM 40-F
                              -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         YES                       NO    X
                              -----                    -----

          Attached as Exhibits 99.1 and 99.2 and incorporated herein by reference in their entirety are copies of the press releases issued by Amdocs Limited on June 20, 2002 announcing revised guidance on expected revenues for the third and fourth quarters of fiscal 2002 and the acceleration of the previously announced senior management transition.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AMDOCS LIMITED

                                           /s/  THOMAS G. O'BRIEN
                                           --------------------------------
                                           Thomas G. O'Brien
                                           Treasurer and Secretary
                                           Authorized U.S. Representative

Date:  June 21, 2002

                                  EXHIBIT INDEX

EXHIBIT
   NO.            DESCRIPTION
-------           -----------

99.1              Amdocs Press Release dated June 20, 2002.
99.2              Amdocs Press Release dated June 20, 2002.